UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Arcellx, Inc.

(Name of Subject Company)

Arcellx, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03940C100

(CUSIP Number of Class of Securities)

Rami Elghandour

Chief Executive Officer and Chairman of the Board of Directors

Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(240) 327-0630

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Dan Koeppen

Ross J. Tanaka

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Arcellx, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 4 is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period” immediately before the section titled “Forward-Looking Statements” as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on April 27, 2026. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 38,795,604 Shares were validly tendered and not validly withdrawn, representing, together with shares already owned by Parent, approximately 77.2% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Following the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser expect to complete the acquisition of the Company on April 28, 2026 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each issued and outstanding Share (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company (including those held in the Company’s treasury), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive, on a per Share basis, (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one CVR per Share.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Arcellx, Inc.

By:	/s/ Rami Elghandour
Name: Rami Elghandour
Title: Chief Executive Officer and Chairman of the Board of Directors

Dated: April 28, 2026